   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1998
                                                                 FILE NO. 1-8827
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (FINAL AMENDMENT)

                               ----------------

                              ARAMARK CORPORATION
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                        COMMON STOCK, CLASS A, PAR VALUE
                 $0.01 PER SHARE (TITLE OF CLASS OF SECURITIES)

                               ----------------

                               MARTIN W. SPECTOR
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              ARAMARK CORPORATION
                                 ARAMARK TOWER
                               1101 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19107
                                 (215) 238-3000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                    COPY TO:
                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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  This Final Amendment amends and supplements the Statement on Schedule 13E-4, filed May 15, 1998 (as amended, the "Statement") relating to the issuer tender offer by ARAMARK Corporation, a Delaware corporation (the "Company"), to purchase all outstanding shares of its Common Stock, Class A, par value $0.01 per share (the "Shares"), at a price of $500.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 (as supplemented, the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer.")

  At 5:00 P.M., Philadelphia time, on Monday, June 15, 1998, the Offer expired. The Company has accepted for purchase all 1,062,485 of the Shares (approximately 56% of the Shares outstanding) validly tendered and not properly withdrawn prior to the expiration of the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented to add the following:

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(8)  Press Release of the Company dated June 16, 1998.

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

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Aramark Corporation

June 17, 1998

                                                   /s/ Martin W. Spector
                                          By:
                                            -----------------------------------
                                                     MARTIN W. SPECTOR
                                                 EXECUTIVE VICE PRESIDENT,
                                               GENERAL COUNSEL AND SECRETARY


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